News Release

For Immediate Release:	For More Information,
October 27, 2016	Contact: Elaine Pozarycki
919-834-3090

First Bancorp Reports Third Quarter Results

SOUTHERN PINES, N.C. – First Bancorp (NASDAQ – FBNC), the parent company of First Bank, announced today net income available to common shareholders of $4.6 million, or $0.23 per diluted common share, for the three months ended September 30, 2016 compared to the $6.9 million, or $0.34 per diluted common share, recorded in the third quarter of 2015.

For the nine months ended September 30, 2016, the Company recorded net income available to common shareholders of $19.0 million, or $0.93 per diluted common share, compared to the $19.7 million, or $0.97 per diluted common share, for the nine months ended September 30, 2015. The decreases for the periods in 2016 are primarily due to the Company’s termination of its loss share agreements with the FDIC, the impact of which was partially offset by a gain recorded in a branch exchange transaction, as follows:

•	Effective July 1, 2016, the Company terminated all loss share agreements with the FDIC. The loss share agreements related to two failed bank acquisitions from 2009 and 2011. As a result of the termination of the agreements, the Company recorded indemnification asset expense of $5.7 million during the three months ended September 30, 2016, which primarily relates to the write-off of the remaining indemnification asset associated with the agreements. The Company expects there to be a positive impact on future earnings as a result of the elimination of FDIC indemnification asset expense that we had recorded in most of our recent financial quarters.
•	On July 15, 2016, the Company completed a branch exchange with First Community Bank, headquartered in Bluefield, Virginia. The Company exchanged its seven branches in Virginia for six of First Community Bank’s branches, with four locations in Winston-Salem and one each in Mooresville and Huntersville. In the exchange, the Company acquired approximately $152 million in loans and $111 million in deposits, while transferring approximately $151 million in loans and $134 million in deposits to First Community Bank. The Company recorded a gain on this transaction of $1.4 million.

Net Interest Income and Net Interest Margin

Net interest income amounted to $30.4 million for both the third quarter of 2016 and 2015. Net interest income for the first nine months of 2016 amounted to $92.1 million, a 2.7% increase from the $89.7 million recorded in the comparable period of 2015. The higher net interest income was primarily due to growth in the Company’s loans outstanding.

The Company’s net interest margin (tax-equivalent net interest income divided by average earning assets) in the third quarter of 2016 was 3.93% compared to 4.14% for the third quarter of 2015. For the nine month period ended September 30, 2016, the Company’s net interest margin was 4.07% compared to 4.16% for the same period in 2015. The lower margins in 2016 were primarily due to lower loan yields, which have been impacted by the continued low interest rate environment. Lower loan discount accretion on purchased loans also contributed to the lower 2016 margins. Loan discount accretion amounted to $0.8 million in the third quarter of 2016, compared to $1.2 million in the third quarter of 2015. For the first nine months of 2016, loan discount accretion amounted to $3.6 million compared to $3.9 million for the first nine months of 2015.

Excluding the effects of discount accretion, the Company’s net interest margin was 3.82% for the third quarter of 2016 compared to 3.98% for the third quarter of 2015, with the loan yield for the third quarter of 2016 being 4.39% compared to 4.63% for the third quarter of 2015.

See the Financial Summary for a table that presents the impact of loan discount accretion on net interest income. Also see the Financial Summary for a reconciliation of the Company’s net interest margin to the net interest margin excluding loan discount accretion, and other information regarding this ratio.

Provision for Loan Losses and Asset Quality

The Company recorded no provision for loan losses in the third quarter of 2016 compared to a negative provision of $1.4 million in the third quarter of 2015. For the nine months ended September 30, 2016, the Company recorded a negative provision for loan losses of $23,000 compared to a negative provision of $0.7 million in the same period of 2015.

For periods prior to the third quarter of 2016, the Company’s provision for loan losses was disclosed in separate line items between covered loans and non-covered loans, as shown in the attached tables. Generally the Company had recorded provisions for loan losses on non-covered loans as a result of net charge-offs and loan growth, while significant recoveries in the Company’s covered loan portfolios resulted in negative provisions for loan losses. Upon the termination of the FDIC loss share agreements effective July 1, 2016, all loans are classified as non-covered.

The Company’s provision for loan loss levels have been impacted by continued improvement in asset quality. Nonperforming assets amounted to $70.2 million at September 30, 2016, a decrease of 23.4% from the $91.7 million one year earlier. The Company’s nonperforming assets to total assets ratio was 1.98% at September 30, 2016 compared to 2.80% at September 30, 2015. Annualized net charge-offs as a percentage of average loans for the three and nine months ended September 30, 2016 were 0.06% and 0.15%, respectively, compared to 0.10% and 0.55%, respectively, for the comparable periods of 2015.

Noninterest Income

Total noninterest income was $5.2 million and $3.5 million for the three months ended September 30, 2016 and September 30, 2015, respectively. For the nine months ended September 30, 2016, noninterest income amounted to $16.1 million compared to $13.0 million for the nine months ended September 30, 2015.

Core noninterest income for the third quarter of 2016 was $9.8 million, an increase of 34.2% from the $7.3 million reported for the third quarter of 2015. For the first nine months of 2016, core noninterest income amounted to $25.3 million, a 15.5% increase from the $21.9 million recorded in the comparable period of 2015. Core noninterest income includes i) service charges on deposit accounts, ii) other service charges, commissions, and fees, iii) fees from presold mortgages, iv) commissions from financial product sales, v) SBA consulting fees, vi) SBA loan sale gains and vii) bank-owned life insurance income.

The increases in core noninterest income are primarily the result of the following initiatives by the Company to increase noninterest income:

•	On January 1, 2016, the Company acquired Bankingport, Inc., an insurance agency located in Sanford, North Carolina, which is primarily responsible for the increases in commissions from financial product sales in the accompanying tables.

•	On May 5, 2016, the Company completed the acquisition of a firm that specializes in providing consulting services for financial institutions across the country related to Small Business Administration (“SBA”) loan origination and servicing. The Company recorded $1.9 million in SBA consulting fees from the date of the acquisition through September 30, 2016.

•	In the third quarter of 2016, the Company launched a national SBA lending division. This division offers SBA loans to small business owners throughout the United States. During the third quarter of 2016, this division originated $11.3 million of SBA loans and earned $694,000 from gains on the sales of the guaranteed portions of these loans.

As discussed previously, in the third quarter of 2016, the Company recorded an expense of $5.7 million associated with the termination of its FDIC loss share agreements, which is reflected in the line item “FDIC indemnification asset expense, net” in the accompanying schedules. Accordingly, all future losses and recoveries associated with the failed bank assets will be borne solely by the Company.

In the third quarter of 2016, the Company also recorded a net gain of $1.4 million as a result of the branch exchange, and is included in the line item “Other gains (losses)” in the accompanying schedules.

Noninterest Expenses and Tax Expense

Noninterest expenses amounted to $27.7 million in the third quarter of 2016 compared to $24.6 million recorded in the third quarter of 2015. Noninterest expenses for the nine months ended September 30, 2016 amounted to $78.6 million compared to $72.6 million recorded in the first nine months of 2015.

Salaries expense increased to $13.4 million in the third quarter of 2016 from the $12.4 million recorded in the third quarter of 2015. Salaries expense for the nine months ended September 30, 2016 amounted to $37.5 million compared to $35.5 million in 2015. The primary reason for increases in salaries expense is due to growth initiatives discussed previously.

Merger and acquisition expenses was amounted to $0.6 million and $1.3 million, respectively, for the quarter and nine months ended September 30, 2016, compared to none in the comparable periods in 2015.

The Company’s effective tax rate increased from approximately 34% in the second quarter of 2016 to approximately 40% in the third quarter of 2016 due to tax matters associated with the branch exchange.

Balance Sheet and Capital

Total assets at September 30, 2016 amounted to $3.5 billion, an 8.1% increase from a year earlier. Total loans at September 30, 2016 amounted to $2.7 billion, a 6.8% increase from a year earlier, and total deposits amounted to $2.9 billion at September 30, 2016, a 7.5% increase from a year earlier.

The $170 million increase in the Company’s loans at September 30, 2016 compared to a year earlier is primarily related to ongoing internal initiatives to drive loan growth, including the Company’s expansion into higher growth markets.

Total deposits increased $203.1 million at September 30, 2016 compared to September 30, 2015, which was driven by a $194 million increase, or 9.6%, in checking, money market and savings accounts. Retail time deposits declined by $91 million, or 14.1%, over this same period, while deposits obtained from brokers increased $101 million, or 216%.

The Company remains well-capitalized by all regulatory standards, with a Total Risk-Based Capital Ratio at September 30, 2016 of 13.49% compared to the 10.00% minimum to be considered well-capitalized. The Company’s tangible common equity to tangible assets ratio was 8.03% at September 30, 2016, a decrease of 24 basis points from a year earlier.

Comments of the President and Other Business Matters

Richard H. Moore, President and CEO of First Bancorp, commented on today’s report, “Significant achievements that should benefit the future growth and profitability of our company were accomplished this quarter. The completion of the branch exchange increased our presence in larger North Carolina markets and complements the branches we expect to assume in the pending Carolina Bank Holdings merger. Although the termination of the FDIC loss share resulted in a charge against earnings this quarter, we anticipate a positive impact on future earnings.”

Mr. Moore also stated, “I am also pleased with the initiatives we undertook to increase our revenue sources, including our acquisitions of an insurance agency and a SBA consulting firm, as well as the launch of our own SBA lending division.”

In addition to the business developments previously discussed, the following were noted during the third quarter of 2016:

•	On August 17, 2016, First Bank opened its first full service branch in Charlotte, North Carolina. The branch is located in the Rotunda Building in Southpark. First Bank had opened a loan production office in Charlotte in December 2013.

•	The Company continues to expect the merger agreement announced on June 21, 2016 between the Company and Carolina Bank Holdings, Inc. to be completed during the fourth quarter of 2016 or first quarter of 2017.

•	On September 15, 2016, the Company announced a quarterly cash dividend of $0.08 cents per share payable on October 25, 2016 to shareholders of record on September 30, 2016. This is the same dividend rate as the Company declared in the third quarter of 2015.

Note Regarding Components of Earnings

For the periods presented, the Company’s results of operations were significantly affected by the accounting for two FDIC-assisted failed bank acquisitions. In the discussion above and in the accompanying tables, the term “covered” is used to describe assets that were included in FDIC loss share agreements, while the term “non-covered” refers to the Company’s legacy assets, which are not included in any type of loss share arrangement. As discussed previously, all loss share agreements were terminated in the third quarter of 2016 and thus the entire loan portfolio is now classified as non-covered. Certain prior period disclosures will continue to present the breakout of the loan portfolio between covered and non-covered.

Certain covered loans continued to have an unaccreted discount associated with them at the time of transfer to non-covered status. Such loans that experience favorable changes in credit quality compared to what was expected at the acquisition date, including loans that pay off, will continue to result in positive adjustments to interest income being recorded over the life of the respective loan – also referred to as loan discount accretion.

For periods prior to July 1, 2016, because favorable changes in covered assets resulted in lower expected FDIC claims, and unfavorable changes in covered assets resulted in higher expected FDIC claims, the FDIC indemnification asset was adjusted to reflect those expectations. The net increase or decrease in the indemnification asset was reflected within noninterest income, with the net impact being that pretax income was generally only impacted by 20% of the income or expense associated with provisions for loan losses on covered loans, discount accretion, and losses from covered foreclosed properties.

* * *

First Bancorp is a bank holding company headquartered in Southern Pines, North Carolina, with total assets of approximately $3.5 billion. Its principal activity is the ownership and operation of First Bank, a state-chartered community bank that operates 88 branches in North Carolina and South Carolina. First Bank also has loan production offices in the North Carolina cities of Greensboro, Greenville, and Raleigh. First Bank also provides SBA loans to customers through its nationwide network of lenders – for more information on First Bank’s SBA lending capabilities, please visit www.firstbanksba.com. First Bancorp’s common stock is traded on the NASDAQ Global Select Market under the symbol “FBNC.”

Please visit our website at www.LocalFirstBank.com.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of the Company’s customers, the Company’s level of success in integrating acquisitions, actions of government regulators, the level of market interest rates, and general economic conditions. For additional information about the factors that could affect the matters discussed in this paragraph, see the “Risk Factors” section of the Company’s most recent annual report on Form 10-K available at www.sec.gov. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements. The Company is also not responsible for changes made to the press release by wire services, internet services or other media.

Additional Information About the Proposed Transaction WITH CAROLINA BANK and Where to Find It

This communication includes statements made in respect of the proposed transaction involving First Bancorp and Carolina Bank Holdings, Inc. (“Carolina Bank”).  This material is not a solicitation of any vote or approval of Carolina Bank’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which First Bancorp and Carolina Bank may send to their respective shareholders in connection with the proposed merger.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, First Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Carolina Bank and a preliminary prospectus of First Bancorp, as well as other relevant documents concerning the proposed transaction.  Investors and security holders are also urged to carefully review and consider each of First Bancorp’s and Carolina Bank’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both Carolina Bank and First Bancorp will mail the final definitive joint proxy statement/prospectus to the shareholders of Carolina Bank. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF CAROLINA BANK ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about First Bancorp and Carolina Bank at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by First Bancorp on its website at http://www.localfirstbank.com and by Carolina Bank on its website at http://www.carolinabank.com.

First Bancorp, Carolina Bank and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Carolina Bank’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Bancorp and their ownership of First Bancorp common stock is set forth in the proxy statement for First Bancorp’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2016. Information about the directors and executive officers of Carolina Bank and their ownership of Carolina Bank’s common stock is set forth in the proxy statement for Carolina Bank Holdings, Inc.’s 2016 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 5, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

First Bancorp and Subsidiaries Financial Summary – Page 1

	Three Months Ended September 30,		Percent
($ in thousands except per share data – unaudited)	2016	2015	Change

INCOME STATEMENT

Interest income
Interest and fees on loans	$29,919	29,863
Interest on investment securities	2,123	2,125
Other interest income	213	142
Total interest income	32,255	32,130	0.4%
Interest expense
Interest on deposits	1,254	1,257
Interest on borrowings	647	487
Total interest expense	1,901	1,744	9.0%
Net interest income	30,354	30,386	(0.1)%
Provision for loan losses – non-covered loans	—	267
Provision (reversal) for loan losses – covered loans	—	(1,681)
Total provision (reversal) for loan losses	—	(1,414)	n/m
Net interest income after provision for loan losses	30,354	31,800	(4.5)%
Noninterest income
Service charges on deposit accounts	2,710	2,951
Other service charges, commissions, and fees	2,996	2,778
Fees from presold mortgages	710	481
Commissions from financial product sales	969	691
SBA consulting fees	1,178	—
SBA loan sale gains	694	—
Bank-owned life insurance income	514	382
Foreclosed property losses	(266)	(939)
FDIC indemnification asset expense, net	(5,711)	(2,865)
Securities losses	—	(1)
Other gains	1,363	28
Total noninterest income	5,157	3,506	47.1%
Noninterest expenses
Salaries expense	13,430	12,378
Employee benefit expense	2,608	2,221
Occupancy and equipment expense	2,909	2,723
Merger and acquisition expenses	600	—
Intangibles amortization	387	181
Other operating expenses	7,784	7,111
Total noninterest expenses	27,718	24,614	12.6%
Income before income taxes	7,793	10,692	(27.1)%
Income taxes	3,115	3,687	(15.5)%
Net income	4,678	7,005	(33.2)%

Preferred stock dividends	(58)	(137)

Net income available to common shareholders	$4,620	6,868	(32.7)%

Earnings per common share – basic	$0.23	0.35	(34.3)%
Earnings per common share – diluted	0.23	0.34	(32.4)%

ADDITIONAL INCOME STATEMENT INFORMATION
Net interest income, as reported	$30,354	30,386
Tax-equivalent adjustment (1)	534	419
Net interest income, tax-equivalent	$30,888	30,805	0.3%

(1)	This amount reflects the tax benefit that the Company receives related to its tax-exempt loans and securities, which carry interest rates lower than similar taxable investments due to their tax-exempt status. This amount has been computed assuming a 38% tax rate and is reduced by the related nondeductible portion of interest expense.

n/m = not meaningful

First Bancorp and Subsidiaries Financial Summary – Page 2

	Nine Months Ended September 30,		Percent
($ in thousands except per share data – unaudited)	2016	2015	Change

INCOME STATEMENT

Interest income
Interest and fees on loans	$90,301	88,257
Interest on investment securities	6,784	6,068
Other interest income	612	523
Total interest income	97,697	94,848	3.0%
Interest expense
Interest on deposits	3,860	4,055
Other, primarily borrowings	1,750	1,099
Total interest expense	5,610	5,154	8.8%
Net interest income	92,087	89,694	2.7%
Provision for loan losses – non-covered loans	2,109	1,372
Provision (reversal) for loan losses – covered loans	(2,132)	(2,109)
Total provision (reversal) for loan losses	(23)	(737)	n/m
Net interest income after provision for loan losses	92,110	90,431	1.9%
Noninterest income
Service charges on deposit accounts	7,960	8,724
Other service charges, commissions, and fees	8,869	8,091
Fees from presold mortgages	1,491	2,020
Commissions from financial product sales	2,844	1,917
SBA consulting fees	1,898	—
SBA loan sale gains	694	—
Bank-owned life insurance income	1,526	1,136
Foreclosed property losses	(189)	(1,522)
FDIC indemnification asset expense, net	(10,255)	(7,085)
Securities gains (losses)	3	(1)
Other gains (losses)	1,237	(241)
Total noninterest income	16,078	13,039	23.3%
Noninterest expenses
Salaries expense	37,465	35,456
Employee benefit expense	7,892	6,702
Occupancy and equipment expense	8,484	8,309
Merger and acquisition expenses	1,286	—
Intangibles amortization	834	541
Other operating expenses	22,677	21,620
Total noninterest expenses	78,638	72,628	8.3%
Income before income taxes	29.550	30,842	(4.2)%
Income taxes	10,396	10,605	(2.0)%
Net income	19,154	20,237	(5.4)%

Preferred stock dividends	(175)	(566)

Net income available to common shareholders	$18,979	19,671	(3.5)%

Earnings per common share – basic	$0.95	1.00	(5.0)%
Earnings per common share – diluted	0.93	0.97	(4.1)%

ADDITIONAL INCOME STATEMENT INFORMATION
Net interest income, as reported	$92,087	89,694
Tax-equivalent adjustment (1)	1,510	1,211
Net interest income, tax-equivalent	$93,597	90,905	3.0%

(1)	This amount reflects the tax benefit that the Company receives related to its tax-exempt loans and securities, which carry interest rates lower than similar taxable investments due to their tax-exempt status. This amount has been computed assuming a 38% tax rate and is reduced by the related nondeductible portion of interest expense.

n/m = not meaningful

First Bancorp and Subsidiaries Financial Summary – Page 3

	Three Months Ended September 30,		Nine Months Ended September 30,
PERFORMANCE RATIOS (annualized)	2016	2015	2016	2015
Return on average assets (1)	0.53%	0.84%	0.75%	0.82%
Return on average common equity (2)	5.13%	8.23%	7.23%	8.06%
Net interest margin – tax-equivalent (3)	3.93%	4.14%	4.07%	4.16%
Net charge-offs to average loans	0.06%	0.10%	0.15%	0.55%

COMMON SHARE DATA
Cash dividends declared – common	$0.08	0.08	$0.24	0.24
Stated book value – common	17.78	16.80	17.78	16.80
Tangible book value – common	13.80	13.40	13.80	13.40
Common shares outstanding at end of period	20,119,411	19,785,314	20,119,411	19,785,314
Weighted average shares outstanding – basic	20,007,518	19,781,789	19,904,226	19,760,807
Weighted average shares outstanding – diluted	20,785,689	20,512,959	20,697,125	20,491,973

CAPITAL RATIOS
Tangible equity to tangible assets	8.24%	9.48%	8.24%	9.48%
Tangible common equity to tangible assets	8.03%	8.27%	8.03%	8.27%
Common equity tier I capital ratio	10.67%	11.33%	10.67%	11.33%
Tier I leverage ratio	10.22%	11.31%	10.22%	11.31%
Tier I risk-based capital ratio	12.57%	14.76%	12.57%	14.76%
Total risk-based capital ratio	13.49%	16.01%	13.49%	16.01%

AVERAGE BALANCES ($ in thousands)
Total assets	$3,443,737	3,244,515	$3,383,253	3,212,785
Loans	2,635,707	2,453,580	2,576,605	2,411,462
Earning assets	3,127,219	2,951,638	3,073,651	2,921,380
Deposits	2,823,255	2,680,671	2,801,517	2,672,431
Interest-bearing liabilities	2,319,008	2,223,025	2,306,226	2,204,691
Shareholders’ equity	365,753	369,499	357,941	385,457

(1) Calculated by dividing annualized net income (loss) available to common shareholders by average assets.

(2) Calculated by dividing annualized net income (loss) available to common shareholders by average common equity.

(3) See footnote 1 on page 1 of Financial Summary for discussion of tax-equivalent adjustments.

TREND INFORMATION

($ in thousands except per share data)	For the Three Months Ended
INCOME STATEMENT	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Net interest income – tax-equivalent (1)	$30,888	32,055	30,654	30,476	30,805
Taxable equivalent adjustment (1)	534	517	459	423	419
Net interest income	30,354	31,538	30,195	30,053	30,386
Provision for loan losses – non-covered	—	489	1,621	636	267
Provision (reversal) for loan losses - covered	—	(770)	(1,363)	(679)	(1,681)
Noninterest income	5,157	5,919	5,002	5,725	3,506
Noninterest expense	27,718	26,147	24,773	25,503	24,614
Income before income taxes	7,793	11,591	10,166	10,318	10,692
Income tax expense	3,115	3,952	3,329	3,521	3,687
Net income	4,678	7,639	6,837	6,797	7,005
Preferred stock dividends	(58)	(59)	(58)	(37)	(137)
Net income available to common shareholders	4,620	7,580	6,779	6,760	6,868

Earnings per common share – basic	0.23	0.38	0.34	0.34	0.35
Earnings per common share – diluted	0.23	0.37	0.33	0.33	0.34

(1) See footnote 1 on page 1 of Financial Summary for discussion of tax-equivalent adjustments.

First Bancorp and Subsidiaries Financial Summary – Page 4

CONSOLIDATED BALANCE SHEETS ($ in thousands - unaudited)	At Sept. 30, 2016	At June 30, 2016	At Dec. 31, 2015	At Sept. 30, 2015	One Year Change
Assets
Cash and due from banks	$64,145	58,956	53,285	52,788	21.5%
Interest bearing deposits with banks	217,188	189,547	213,983	166,001	30.8%
Total cash and cash equivalents	281,333	248,503	267,268	218,789	28.6%

Investment securities	334,964	361,835	320,224	338,813	(1.1%)
Presold mortgages	4,094	4,104	4,323	3,150	30.0%

Loans – non-covered	2,651,459	2,519,747	2,416,285	2,375,094
Loans – covered (1)	—	78,387	102,641	106,609
Total loans	2,651,459	2,598,134	2,518,926	2,481,703	6.8%
Allowance for loan losses	(24,575)	(26,023)	(28,583)	(30,055)	(18.2%)
Net loans	2,626,884	2,572,111	2,490,343	2,451,648	7.1%

Premises and equipment	76,731	76,991	74,559	74,839	2.5%
FDIC indemnification asset	─	5,157	8,439	7,649	n/m
Intangible assets	79,995	77,153	67,171	67,351	18.8%
Foreclosed real estate	10,103	10,606	9,994	10,873	(7.1%)
Bank-owned life insurance	73,613	73,098	72,086	56,557	30.2%
Other assets	49,530	36,988	47,658	43,172	14.7%
Total assets	$3,537,247	3,466,546	3,362,065	3,272,841	8.1%

Liabilities
Deposits:
Non-interest bearing checking accounts	$749,256	709,887	659,038	635,287	17.9%
Interest bearing checking accounts	593,065	636,316	626,878	609,908	(2.8%)
Money market accounts	658,166	638,125	636,692	581,644	13.2%
Savings accounts	207,494	197,445	186,616	187,607	10.6%
Brokered deposits	147,406	95,242	76,412	46,692	215.7%
Other time deposits > $100,000	306,041	319,267	329,819	338,214	(9.5%)
Other time deposits	249,412	275,738	295,830	308,401	(19.1%)
Total deposits	2,910,840	2,872,020	2,811,285	2,707,753	7.5%

Borrowings	236,394	206,394	186,394	176,394	34.0%
Other liabilities	25,065	26,518	22,196	17,520	43.1%
Total liabilities	3,172,299	3,104,932	3,019,875	2,901,667	9.3%

Shareholders’ equity
Preferred stock	7,287	7,287	7,287	38,787	(81.2%)
Common stock	139,979	139,832	133,393	133,211	5.1%
Retained earnings	219,233	216,223	205,060	199,886	9.7%
Accumulated other comprehensive loss	(1,551)	(1,728)	(3,550)	(710)	118.5%
Total shareholders’ equity	364,948	361,614	342,190	371,174	(1.7%)
Total liabilities and shareholders’ equity	$3,537,247	3,466,546	3,362,065	3,272,841	8.1%

(1) All FDIC loss share agreements were terminated effective July 1, 2016 and, accordingly, assets previously covered under those agreements become non-covered on that date.

n/m = not meaningful

First Bancorp and Subsidiaries Financial Summary - Page 5

	For the Three Months Ended
YIELD INFORMATION	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Yield on loans	4.52%	4.83%	4.70%	4.69%	4.83%
Yield on securities – tax-equivalent (1)	3.05%	3.06%	3.26%	2.99%	2.75%
Yield on other earning assets	0.58%	0.61%	0.54%	0.36%	0.43%
Yield on all interest earning assets	4.17%	4.45%	4.32%	4.29%	4.38%

Rate on interest bearing deposits	0.24%	0.25%	0.25%	0.24%	0.24%
Rate on other interest bearing liabilities	1.13%	1.20%	1.18%	1.05%	1.09%
Rate on all interest bearing liabilities	0.33%	0.32%	0.33%	0.31%	0.31%
Total cost of funds	0.25%	0.25%	0.25%	0.24%	0.24%

Net interest margin – tax-equivalent (2)	3.93%	4.21%	4.07%	4.05%	4.14%
Average prime rate	3.50%	3.50%	3.50%	3.29%	3.25%

(1)	See footnote 1 on page 1 of Financial Summary for discussion of tax-equivalent adjustments.
(2)	Calculated by dividing annualized tax-equivalent net interest income by average earning assets for the period. See footnote 1 on page 1 of Financial Summary for discussion of tax-equivalent adjustments.

	For the Three Months Ended
NET INTEREST INCOME PURCHASE ACCOUNTING ADJUSTMENTS ($ in thousands)	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Interest income – increased by accretion of loan discount	$822	1,676	1,055	854	1,205
Impact on net interest income	$822	1,676	1,055	854	1,205

ASSET QUALITY DATA ($ in thousands)	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Nonperforming assets
Nonaccrual loans	$32,796	37,975	41,411	47,810	47,720
Troubled debt restructurings - accruing	27,273	29,271	30,514	31,489	33,075
Accruing loans > 90 days past due	—	—	—	—	—
Total nonperforming loans	60,069	67,246	71,925	79,299	80,795
Foreclosed real estate	10,103	10,606	10,336	9,994	10,873
Total nonperforming assets	$70,172	77,852	82,261	89,293	91,668
Total covered nonperforming assets included above (1)	$—	8,024	10,698	12,100	$10,767
Asset Quality Ratios
Net quarterly charge-offs to average loans - annualized	0.06%	0.05%	0.35%	0.23%	0.10%
Nonperforming loans to total loans	2.27%	2.59%	2.83%	3.15%	3.26%
Nonperforming assets to total assets	1.98%	2.25%	2.43%	2.66%	2.80%
Allowance for loan losses to total loans	0.93%	1.00%	1.05%	1.13%	1.21%

(1)	All FDIC loss share agreements were terminated effective July 1, 2016 and, accordingly, assets previously covered under those agreements become non-covered on that date.

First Bancorp and Subsidiaries Financial Summary - Page 6

	For the Three Months Ended
NET INTEREST MARGIN, EXCLUDING LOAN DISCOUNT ACCRETION – RECONCILIATION ($ in thousands)	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015

Net interest income, as reported	$30,354	31,538	30,195	30,053	30,386
Tax-equivalent adjustment	534	517	459	423	419
Net interest income, tax-equivalent (A)	$30,888	32,055	30,654	30,476	30,805
Average earning assets (B)	$3,127,219	3,064,959	3,028,775	2,982,356	2,951,638
Tax-equivalent net interest margin, annualized – as reported – (A)/(B)	3.93%	4.21%	4.07%	4.05%	4.14%

Net interest income, tax-equivalent	$30,888	32,055	30,654	30,476	30,805
Loan discount accretion	822	1,676	1,055	854	1,205
Net interest income, tax-equivalent, excluding loan discount accretion (A)	$30,066	30,379	29,599	29,622	29,600
Average earnings assets (B)	$3,127,219	3,064,959	3,028,775	2,982,356	2,951,638
Tax-equivalent net interest margin, excluding impact of loan discount accretion, annualized – (A) / (B)	3.82%	3.99%	3.93%	3.94%	3.98%

Note: The measure “tax-equivalent net interest margin, excluding impact of loan discount accretion” is a non-GAAP performance measure. Management of the Company believes that it is useful to calculate and present the Company’s net interest margin without the impact of loan discount accretion for the reasons explained in the remainder of this paragraph. Loan discount accretion is a non-cash interest income adjustment related to the Company’s acquisition of loans and represents the portion of the fair value discount that was initially recorded on the acquired loans that is being recognized into income over the lives of the loans. At September 30, 2016, the Company had a remaining loan discount balance of $13.2 million compared to $16.2 million at September 30, 2015. For the related loans that perform and pay-down over time, the loan discount will also be reduced, with a corresponding increase to interest income. Therefore management of the Company believes it is useful to also present this ratio to reflect the Company’s net interest margin excluding this non-cash, temporary loan discount accretion adjustment to aid investors in comparing financial results between periods. The Company cautions that non-GAAP financial measures should be considered in addition to, but not as a substitute for, the Company’s reported GAAP results.